UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces results in the Capacity Reserve Auction

—

Rio de Janeiro, March 18, 2026 – Petróleo Brasileiro S.A. – Petrobras announces that it has contracted eight power plants from its thermoelectric energy portfolio in the 2026 Capacity Reserve Auction (LRCAP 2026), held today by Brazil’s National Electric Energy Agency (ANEEL) and the Electric Energy Trading Chamber (CCEE), with technical support from the Energy Research Company (EPE).

The auction aimed to contract firm capacity for the National Interconnected System (SIN), involving natural gas-fired and coal-fired thermal power plants, as well as expansions of hydroelectric plants, according to guidelines established by the Ministry of Mines and Energy (MME).

Table – Petrobras’ Results in LRCAP 2026

Unit	Product	Contracted Capacity (MW)	Start of Supply	Contract Term
Nova Piratininga	Capacity 2026	345.652	08/01/2026	10 years
Termobahia	Capacity 2026	132.951	08/01/2026	10 years
Juiz de Fora	Capacity 2026	78.676	08/01/2026	10 years
Seropédica	Capacity 2026	325.027	08/01/2026	10 years
Macaé	Capacity 2027	817.698	08/01/2027	10 years
Três Lagoas	Capacity 2027	234.480	08/01/2027	10 years
Vale do Açu	Capacity 2028	106.624	10/01/2028	10 years
Ceará	Capacity 2031	194.010	08/01/2031	10 years
Petrobras Total	-	2,235	-	-

Petrobras’ result in the auction reflects the technical and operational competitiveness of its thermal power generation portfolio, as well as its ability to ensure availability to the SIN, reinforcing the company’s commitment to the needs of the electricity sector in serving the population.

The result also ensures the necessary remuneration for the assets to be available to the electricity sector during the contract period. The estimated annual fixed revenue from the auction result is approximately R$ 4 billion.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Next steps

Petrobras will proceed with the required regulatory procedures, including signing the Capacity Reserve Contracts (CRCAP); demonstrating firm fuel supply, as provided for in MME Ordinances; and meeting the operational and performance requirements defined by the National System Operator (ONS).

With the successful result of the company’s participation in the 2026 LRCAP, Petrobras reaffirms the competitiveness of its assets and its commitment to the country’s energy security, to a just energy transition, and to value creation for its shareholders, while continuing to evaluate its participation strategies in future auctions.

Petrobras’ thermal power portfolio

Petrobras’ thermal power portfolio consists of 13 power plants, 12 of which are contracted within the electricity sector for the periods established in their respective products and are able to deliver power and energy according to the needs of the SIN. The portfolio has a capacity of 4.9 GW, sufficient to supply approximately 21 million households.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer